FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Notices of Redemption

RBS Capital Trust A ("Trust A")
and
RBS Capital Trust I ("Trust I")
and
The Royal Bank of Scotland Group plc (the "Bank")
(collectively, the "Issuers")

The holders of the following securities (the "Securities") have been notified by the Issuers of the upcoming redemption of the Securities on 31 July 2014

A.
the €1,250,000,000 6.467% Non-Cumulative Trust Preferred Securities issued by Trust A pursuant to the Amended and Restated Declaration of Trust dated 10 June 2002 of Trust A (ISIN Code: XS0149161217) (the "Trust A TPS");

B.
the $850,000,000 4.709% Non-Cumulative Trust Preferred Securities issued by Trust 1 pursuant to the Amended and Restated Declaration of Trust dated 21 May 2003 of Trust 1 (ISIN Code: US749274AA41) (the "Trust I TPS" and together with the Trust A TPS, the "TPSs");

C.	the €1,250,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2042 issued by the Bank pursuant to the Trust Deed dated 10 June 2002 (ISIN Code: XS0149690470); and

D.	the US$850,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2043 issued by the Bank pursuant to the Trust Deed dated 21 May 2003 (ISIN Code: XS0169102281).

As a result of previous public tender offers for the TPSs, the Bank already holds €859,071,000 of Trust A TPS and $532,430,000 of Trust I TPS.

The Securities are being redeemed as a result of the occurrence of a Regulatory Event in respect of the TPSs. Terms used but not defined herein shall have the meaning given to them in the relevant notice of redemption. The Issuers have sent the notices to the holders pursuant to the terms of the Securities. To view the notices, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/8195K_-2014-6-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/8195K_1-2014-6-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/8195K_2-2014-6-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/8195K_3-2014-6-27.pdf

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate, London, EC2M 4RB
TEL: +44 20 7672 1759
FAX: +44 20 7672 1801

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 June 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary